## SETTLEMENT AGREEMENT

Gabelli Funds, LLC, plaintiff ("Plaintiff"), and Richard Brandt, Matthew Brandt, Thomas

Brandt and Michael R. Mulcahy, defendants, and Trans-Lux Corporation ("Trans-Lux"), nominal

Defendant (collectively, the "Trans-Lux Defendants"), defendants in an action entitled *Gabelli*

*Funds, LLC v. Brandt, et al,* 09 Civ. 0830 (KMK) (the "Action"), and GAMCO Asset

Management Inc., The Gabelli Small Cap Growth Fund, The Gabelli Global Multimedia Trust

Inc., The Gabelli Dividend & Income Trust, and The Gabelli Convertible and Income Securities

Fund Inc., the owners collectively of approximately forty-three per cent of the common stock of

Trans-Lux (the "Gabelli Parties") (the Plaintiff, the Trans-Lux Defendants and the Gabelli Parties

are referred to collectively as the "Settling Parties"), having decided to compromise and settle all

claims asserted in the above-listed Action as well as related claims made concerning the

nomination of directors to the Trans-Lux Board of Directors, in consideration of the promises,

mutual covenants and agreements contained herein, and other good and valuable consideration,

receipt of which is hereby acknowledged by each of the parties hereto, hereby agree (the

"Agreement") as follows:

1.      Upon a copy of this Agreement signed by all of the Settling Parties being received

by their respective counsel, (i) Matthew Brandt and Thomas Brandt shall resign effective

immediately as directors of Trans-Lux and of any subsidiary of Trans-Lux; and (ii) the Trans-Lux

Defendants and the Plaintiff promptly shall make an application (the "Application") to the United

States District Court for the Southern District of New York (the "District Court") in the Action for

an order pursuant to Rule 23.1(c) of the Federal Rules of Civil Procedure approving this

Agreement as signed by the Settling Parties (the "Settlement Approval Order") as to those claims contained in the Action that were asserted derivatively on behalf of Trans-Lux, and Trans-Lux

shall send to stockholders such Notice of the Court's approval process as the Court may Order.

The effective date of this Agreement (the "Effective Date") shall be the date of entry of the

Settlement Approval Order. None of the provisions of this Agreement other than subsections (i)

and (ii) of this paragraph shall become effective until the Effective Date.

2.    Promptly upon the entry of the Settlement Approval Order, the following shall

occur:

a.    Trans-Lux shall as promptly as reasonably possible schedule a

stockholder meeting (the "2009 Annual Meeting") at which an amendment to

its Certificate of Incorporation ("the Certificate of Amendment") may properly

be presented to the Trans-Lux stockholders for approval under the United

States securities laws, Delaware law and the Certificate of Incorporation and

By-laws of Trans-Lux, and prepare such Certificate of Amendment which shall

provide that each share of Trans-Lux B Stock shall be automatically converted

to 1.3 shares of Trans-Lux common stock upon approval by the Trans-Lux

stockholders and the filing of the Certificate of Amendment with the State of

Delaware. At the said meeting of the stockholders of Trans-Lux, Trans-Lux

shall present the Certificate of Amendment for approval by the stockholders of

Trans-Lux. The Settling Parties shall use their best efforts to cause the

Certificate of Amendment to be presented for approval to the Trans-Lux

stockholders, shall recommend that the stockholders of Trans-Lux approve the

Certificate of Amendment, and shall vote the shares of Trans-Lux stock that

they own or have a right to vote in favor of the approval of the Certificate of

Amendment at such time as it is presented for a stockholder vote. The Settling

Parties also will cause all proxies received by any of them to be voted in the

manner specified by such proxies and cause all proxies for which a vote is not

specified to be voted in favor of the Certificate of Amendment. The Settling

Parties shall not make any statement inconsistent with approval of the

Certificate of Amendment and shall use their best efforts to respectively cause

the Trans-Lux and Gabelli directors, officers and agents not to make any such

inconsistent statement.

b.     The Plaintiff shall prepare and deliver to counsel for the Trans-Lux

Defendants' a voluntary discontinuance of the Action with prejudice and

without costs or attorney fees to either party (the "Discontinuance with

Prejudice"), which shall be held in escrow by the Trans-Lux Defendants'

counsel until the Certificate of Amendment has been approved by Trans-Lux

stockholders and the GAMCO Nominees (as defined in paragraph 4 below)

have been elected to the Trans-Lux Board of Directors, at which point the

Discontinuance with Prejudice may be filed at any time without further notice.


3.     At such time as the stockholders of Trans-Lux approve the Certificate of

Amendment as set forth above, Richard Brandt shall resign effective immediately as director of

Trans-Lux and of any subsidiary of Trans-Lux.


4.     At such time as the stockholders of Trans-Lux approve the Certificate of

Amendment, the directors of Trans-Lux shall at the same stockholder meeting nominate three candidates proposed by the Gabelli Parties -- Glenn Angiolillo; Salvatore Zizza; and George Schiele (the "GAMCO Nominees") for election to the Trans-Lux board of Directors, whose names and relevant backgrounds shall be included in the proxy statement for the 2009 Annual Meeting. Mr. Angiolillo shall be nominated to replace Richard Brandt, to be elected for a three-year term, expiring in 2012. Mr. Zizza shall be nominated to replace Thomas Brandt, also to be elected for a three-year term, expiring in 2012. Mr. Schiele shall be nominated to replace Matthew Brandt, to serve the remaining two years of Matthew Brandt's term, expiring in 2011. The Settling Parties shall use their best efforts to cause each of the GAMCO Nominees to be elected to the Board of Directors of Trans-Lux at the 2009 Annual Meeting of Stockholders by causing each of the GAMCO Nominees to be named in the proxy statement, the proxy and the ballot for the 2009 Annual Meeting as part of the Trans-Lux Board of Directors proposed slate of nominees for election at the 2009 Annual Meeting. Trans-Lux also shall recommend in its proxy, proxy statement and the ballot that the stockholders vote to elect each of the GAMCO Nominees at the 2009 Annual Meeting, each for the terms referenced above subject to approval of the Certificate of Amendment, commencing from the close of the 2009 Annual Meeting. The Settling Parties shall vote the shares of Trans-Lux stock that they own or have a right to vote in favor of each of the GAMCO Nominees and the Trans-Lux nominee who shall not be Richard Brandt, Matthew Brandt or Thomas Brandt. Matthew and Thomas Brandt will not be considered for any other Board seats. Richard Brandt will not be considered for a Board seat until after the election of directors at the 2010 meeting of Trans-Lux stockholders. The Settling Parties will cause all proxies received by Trans-Lux to be voted in the manner specified by such proxies and cause all proxies for which a vote is not specified to be voted for the GAMCO Nominees; and the Settling Parties shall not make any statement inconsistent with such recommendation and shall use their best efforts to respectively cause the Trans-Lux and Gabelli directors, officers and agents not to make any such inconsistent statement.

5.      The Settling Parties agree that each of the GAMCO Nominees, upon election to the Board of Directors of Trans-Lux, will serve as a member of the Board and will have the same rights, privileges, protections and obligations regarding confidentiality, conflicts of interest, fiduciary duties, trading and disclosure policies, and other governance guidelines, and will have the same rights and benefits, including with respect to insurance coverage, indemnification and contribution rights, exculpation, advancement of expenses, and compensation and fees, access to personnel and information as are applicable to all independent directors of Trans-Lux. Consistent with its duties and obligations under Delaware Law, so long as any GAMCO Nominee is a member of the Board, Trans-Lux will use its best efforts to cause at least one GAMCO Nominee to be appointed to each committee of the Board for which such GAMCO Nominee has the proper expertise.  At the time that this Agreement is executed, Trans-Lux represents that there are only nine (9) members of the Trans-Lux Board of Directors.  Upon the execution of this Agreement, Trans-Lux, as authorized and approved by the Trans-Lux Board of Directors, agrees that the number of members of the Trans-Lux Board of Directors will not exceed nine (9), and that no members of the Trans-Lux Board of Directors will be otherwise replaced (except as specified in this Agreement) unless and until the GAMCO Nominees are elected, except that Trans-Lux may replace a current Board of Directors member who dies, resigns or otherwise leaves the Board with a person who is not Matthew, Thomas or Richard Brandt except as provided in paragraph 4.  Upon the election of the GAMCO Nominees, Trans-Lux, including any remaining members of the Current Board of Directors, will amend its By-Laws as amended and effective December 12, 2001

such that Trans-Lux, including its Board of Directors, may not increase the number of members of the Trans-Lux Board of Directors above nine (9) without a unanimous vote of the members of its Board of Directors.

6.     If prior to the 2011 Annual Meeting of Stockholders, with respect to Mr. Schiele (or any replacement thereof), and prior to the 2012 Annual Meeting of Stockholders, with respect to Mr. Angiolillo and Mr. Zizza (or any replacement thereof), any of the GAMCO Nominees is unable or unwilling to serve as a director, then consistent with its duties and obligations under Delaware Law, Trans-Lux shall use its best efforts to cause the Board of Directors to replace the said director with a nominee suggested by the Gabelli Parties and, consistent with its duties and obligations under Delaware Law, Trans-Lux shall take any and all actions required of it to fill such vacancy with such replacement director.  Any replacement of a GAMCO Nominee suggested by the Gabelli Parties shall be considered a GAMCO Nominee for all purposes under this Agreement.

7.     (a)     Plaintiff Gabelli Funds LLC and the Gabelli Parties, for themselves and their parents, subsidiaries, affiliates, officers, directors, employees, agents, heirs, executors, administrators, successors, assigns, fiduciaries and/or other legal representatives, as RELEASORS, release and discharge the Trans-Lux Defendants, as RELEASEES, and RELEASEES' respective corporate parents, subsidiaries, affiliates, officers, directors, employees, agents, heirs, executors, administrators, successors and assigns, fiduciaries and/or other legal representatives, from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims and demands whatsoever,

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in law, admiralty or equity, known or unknown, which the RELEASORS ever had, now have or hereafter can, shall or may have for, upon, or by reason of any matter, cause or thing whatsoever from the beginning of the world to the Execution Date of this Agreement (which term "Execution Date" shall be the date when fully executed agreements have been exchanged by counsel for the Settling Parties). (Whenever the text of this paragraph requires, the use of the singular number shall include the appropriate plural number as the text may require). This release does not include any claims or rights of Releasor arising under this Agreement.

(b)    The Trans-Lux Defendants, for themselves and their parents, subsidiaries, affiliates, officers, directors, employees, agents, heirs, executors, administrators, successors, assigns, fiduciaries and/or other legal representatives, as RELEASORS, release and discharge Plaintiff Gabelli Funds LLC, the Gabelli Parties, and each of the other defendants, as RELEASEES, and RELEASEES' respective corporate parents, subsidiaries, affiliates, officers, directors, employees, agents, heirs, executors, administrators, successors and assigns, fiduciaries and/or other legal representatives, from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims and demands whatsoever, in law, admiralty or equity, known or unknown, which the RELEASORS ever had, now have or hereafter can, shall or may have for, upon, or by reason of any matter, cause or thing whatsoever from the beginning of the world to the Execution Date. (Whenever the text of this paragraph requires, the use of the singular number shall include the appropriate plural number as the text may require). This release does not include any claims or rights of Releasor arising under this Agreement or any claims by Michael Mulcahy arising under his Employment Agreement with Trans-Lux  or by Richard Brandt or Moving Images, LLC arising under the Consulting Agreement

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between Trans-Lux and Moving Images, LLC.

(c)  The releases contained in this paragraph 7 shall be deemed to be held in escrow by the respective counsel for the parties and shall be deemed released from escrow at such time as the Certificate of Amendment is approved by the Trans-Lux stockholders as set forth in paragraph 2(a) and the GAMCO Nominees are elected to the Board as set forth in paragraph 4.

8.  (a)  Plaintiff Gabelli Funds LLC and the Gabelli Parties for themselves and their officers, directors, agents, parents, subsidiaries, affiliates, heirs, executors, administrators, successors and assigns, fiduciaries and/or other legal representatives, agree not to assert, nor to permit or assist (except as required by law, legal process or court order) in the assertion against the Trans-Lux Defendants (or any officer, director, agent, parent, subsidiary, affiliate, agent, heir, executor, administrator, successor or assign of any of them) of any claim, known or unknown, that was or could have been brought by Plaintiff Gabelli Funds LLC and the Gabelli Parties against the Trans-Lux Defendants, including but not limited to any claim arising out of the Action, or of any settlement or dismissal of the Action. Nothing contained in this paragraph shall affect Plaintiff Gabelli Funds LLC and the Gabelli Parties' right to enforce their rights expressly arising under this Agreement.

(b)  The Trans-Lux Defendants for themselves and their officers, directors, agents, parents, subsidiaries, affiliates, heirs, executors, administrators, successors and assigns, fiduciaries and/or other legal representatives, agree not to assert, nor to permit or assist (except as required by law, legal process or court order) in the assertion against the Plaintiff Gabelli Funds LLC and the Gabelli Parties (or any officer, director, agent, parent, subsidiary, affiliate, agent, heir, executor, administrator, successor or assign of any of them) of any claim, known or unknown, that was or

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could have been brought by the Trans-Lux Defendants against the Plaintiff Gabelli Funds LLC

and the Gabelli Parties, including but not limited to any claim arising out of the Action, or of any

settlement or dismissal of the Action. Nothing contained in this paragraph shall affect the Trans-

Lux Defendants right to enforce their rights expressly arising under this Agreement.

(c)     This paragraph 8 shall be deemed to be held in escrow by the respective counsel for

the parties and shall be deemed released from escrow at such time as the Certificate of

Amendment is approved by the Trans-Lux stockholders as set forth in paragraph 2(a) and the

GAMCO Nominees are elected to the Board as set forth in paragraph 4.

9.     In the event that the Application is not approved by the District Court by December

31, 2009 and/or the Settlement Approval Order is not entered by such Court by December 31,

2009 and or the Amendment is not approved and the GAMCO Nominees are not elected by

December 31, 2009 (i) this Agreement shall not take effect and shall be null and void, and (ii) no

statement made by any person or entity, written or oral, in connection with the settlement

negotiations, Application or the Settlement Approval Order shall be either the subject of discovery

or admissible as evidence or referred to in any manner or in any proceeding including, but not

limited to, motions or the trial of the Action; provided, however, that this paragraph 9 shall not be

applicable and this Agreement shall remain effective and shall not be null and void if the events

set forth in this paragraph 9 do not occur because of the failure by the Gabelli Parties to vote in

their favor at the 2009 Annual Meeting.


10.     This Agreement is being entered into by the Settling Parties for the sole purpose of

avoiding the risk and further expense of litigation. Neither the execution nor the performance of

this Agreement shall constitute, or be construed to constitute, any admission of liability or of

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wrongdoing by any of the parties.

11.     This Agreement may be executed in as many counterparts as may be convenient or required. All counterparts shall collectively constitute a single instrument, and signature pages may be exchanged by facsimile transmission provided that they are also sent by first-class mail.

12.     This Agreement constitutes the sole and entire agreement and understanding between the parties as to the matters addressed herein, specifically including without limitation all claims that were or might have been brought in the Action, and shall not be modified except in writing signed by the parties.

13.     This Agreement shall be construed according to the internal laws of the State of New York without reference to decisions or provisions regarding choice of law.

14.     The individual signatories to this agreement represent and warrant that they are authorized to execute this Agreement on behalf of the entities for which they have signed their respective names.

15.     None of the Settling Parties has any reason to believe that any of the provisions of this Agreement are not in full compliance with New York law, Delaware law, the federal securities laws, or the Trans-Lux By-Laws.

16.     Any communication or notice required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given upon facsimile

transmission and contemporaneous mailing by overnight mail, next business day delivery, addressed as follows:

To the Trans-Lux Defendants:
Kenneth Hicks, Esq.
Weisman Celler Spett & Modlin, PC
445 Park Avenue
New York, NY 10022
(212) 371-5407 (facsimile)

To the Plaintiff and the Gabelli Parties:
Joseph A. Sack, Esq.
THE SACK LAW FIRM PLLC
2975 Westchester Avenue, Suite 415
Purchase, New York 10577
(914) 701-0808 (facsimile)

Peter D. Goldstein, Esq.
GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580
(914) 921-5384

Trans-Lux Corporation

by ______________________

______________________
Title
June __, 2009

The Gabelli Convertible and Income Securities Fund ~~Inc.~~
by [signature]

President
Title
Dated: June 19, 2009

______________________
Richard Brandt

Dated: June __, 2009

Gabelli Funds, LLC.

by [signature]

Executive Vice President
Title
Dated: June 19. 2009

GAMCO Asset Management Inc
by [signature]

C.O.O.
Title
Dated: June 19, 2009

The Gabelli Dividend & Income Trust
by [signature]

President
Title
Dated: June 19 2009

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Thomas Brandt

Dated: June __, 2009


Matthew Brandt

Dated: June __, 2009


Michael R. Mulcahy

Dated: June __, 2009

The Gabelli Small Cap Growth Fund

by

_____
Title

Dated: June 19, 2009

The Gabelli Global Multimedia Trust Inc.

by

_____
Title

Dated: June 19, 2009

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transmission and contemporaneous mailing by overnight mail, next business day delivery,

addressed as follows:

To the Trans-Lux Defendants:
    Kenneth Hicks, Esq.
    Weisman Celler Spett & Modlin, PC
    445 Park Avenue
    New York, NY 10022
    (212) 371-5401 (facsimile)

To the Plaintiff and the Gabelli Parties:
    Joseph A. Sack, Esq.
    THE SACK LAW FIRM PLLC
    2975 Westchester Avenue, Suite 415
    Purchase, New York 10577
    (914) 701-0808 (facsimile)

    Peter D. Goldstein, Esq.
    GAMCO Investors, Inc.
    One Corporate Center
    Rye, NY 10580
    (914) 921-5384

Trans-Lux Corporation



by _____

    E VP
_____
              Title
June 22, 2009

Gabelli Funds, LLC.

by _____

_____
              Title
Dated: June ___. 2009

The Gabelli Convertible and Income Securities Fund Inc.
by _____

_____
              Title
Dated: June ___, 2009

GAMCO Asset Management Inc
by _____

_____
              Title
Dated: June ___, 2009

_____
Richard Brandt

Dated: June ___, 2009

The Gabelli Dividend & Income Trust
by _____

_____
              Title
Dated: June ___, 2009

transmission and contemporaneous mailing by overnight mail, next business day delivery, addressed as follows:

To the Trans-Lux Defendants:
    Kenneth Hicks, Esq.
    Weisman Celler Spett & Modlin, PC
    445 Park Avenue
    New York, NY 10022
    (212) 371-5401 (facsimile)

To the Plaintiff and the Gabelli Parties:
    Joseph A. Sack, Esq.
    THE SACK LAW FIRM PLLC
    2975 Westchester Avenue, Suite 415
    Purchase, New York 10577
    (914) 701-0808 (facsimile)

    Peter D. Goldstein, Esq.
    GAMCO Investors, Inc.
    One Corporate Center
    Rye, NY 10580
    (914) 921-5384

Trans-Lux Corporation

by _____

_____
Title
June ___, 2009

The Gabelli Convertible and Income Securities Fund Inc.
by _____

_____
Title
Dated: June ___, 2009

_____
Richard Brandt

Dated: June 19, 2009

Gabelli Funds, LLC.

by _____

_____
Title
Dated: June ___. 2009

GAMCO Asset Management Inc
by _____

_____
Title
Dated: June ___, 2009

The Gabelli Dividend & Income Trust
by _____

_____
Title
Dated: June ___, 2009



Thomas Brandt

Dated: June 17, 2009

The Gabelli Small Cap Growth Fund

by _____

_____
Title
Dated: June __, 2009

The Gabelli Global Multimedia Trust Inc.

by _____

_____
Title
Dated: June __, 2009

_____
Matthew Brandt

Dated: June __, 2009



Michael R. Mulcahy

Dated: June 22, 2009

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The Gabelli Small Cap Growth Fund

by ______________________________

______________________________
Title
Dated: June __, 2009

The Gabelli Global Multimedia Trust Inc.

by ______________________________

______________________________
Title
Dated: June __, 2009

______________________________
Thomas Brandt

Dated: June __, 2009

______________________________
Matthew Brandt

Dated: June 19, 2009

______________________________
Michael R. Mulcahy

Dated: June __, 2009